77D.  Policies with Respect to Security Investment

At  the  Trust's  special  meeting  of  shareholders   held  on  June  8,  1998,
shareholders of Global Strategic Income Portfolio changed the Portfolio's investment objective to reduce the global emphasis, adopted new non-fundamental investment policies consistent with the new investment objective and changed the name of the Portfolio to the Strategic Income Portfolio.

The new policies allow the Portfolio to allocate its assets among debt securities in three separate areas: 1) investment grade corporate debt securities and securities issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities; 2) below investment grade corporate debt securities; and 3) foreign securities which include government debt of developed and emerging markets, corporate obligations of foreign companies, and debt obligations of supranational entities. The Portfolio will select particular debt securities based on their relative value merits.

The new investment policies differs from the current ones by eliminating certain policies specific to foreign securities. The change is consistent with the new investment objective's decreased focus of foreign fixed-income securities.